Email: sfeldman@olshanlaw.com

Direct Dial: 212.451.2234

April 26, 2021

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn.:	Division of Corporation Finance,
Office of Life Sciences

Re:	Anebulo Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed April 1, 2021
File No. 333-254979

Ladies and Gentlemen:

On behalf of Anebulo Pharmaceuticals, Inc., a Delaware corporation (the “Company”), we are filing through EDGAR one complete copy of Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amendment”), for the registration of shares of the Company’s common stock, including one complete copy of the exhibits listed as filed therewith.

The Amendment responds to the comment received from the staff of the U.S. Securities and Exchange Commission (the “SEC”) in its comment letter dated April 15, 2021 with respect to the Company’s Registration Statement on Form S-1 filed by the Company on April 1, 2021, as discussed below.

Courtesy copies of this letter and the Amendment (as marked to reflect changes), together with all exhibits, are being provided by email directly to the staff for its convenience (attention: Margaret Schwartz, Esq.) in the review of the foregoing documents.

To facilitate the staff’s review, the SEC’s comment is reproduced before the Company’s response thereto.

Registration Statement on Form S-1, Filed April 1, 2021

Exhibits

1.	On page 43 you state that the exclusive forum clause in your certificate of incorporation does not apply to suits brought to enforce a duty or liability created by the Exchange Act, and further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. The exclusive forum provision in your certificate of incorporation and bylaws, filed as Exhibits 3.1 and 3.2, does not mention applicability to claims arising under the Exchange Act or Securities Act. Please reconcile the exclusive forum provision in your certificate of incorporation and bylaws with the disclosure in the Registration Statement.

April 26, 2021

Response: In response to the staff’s comment, the form of Second Amended and Restated Certificate of Incorporation of the Company is included as Exhibit 3.3 to the Amendment. The amended charter reconciles the exclusive forum provision with the current disclosure in the Amendment. The exclusive forum provision is not addressed in the Company’s By-laws, which are included as Exhibit 3.4 to the Amendment.

Article VIII of the Company’s Second Amended and Restated Certificate of Incorporation provides as follows:

“Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of the Corporation, (B) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (C) any action asserting a claim arising against the Corporation or any director, officer or other employee of the Corporation pursuant to any provision of the DGCL, this Certificate of Incorporation, or the Bylaws of the Corporation, (D) any action asserting a claim governed by the internal affairs doctrine as such doctrine exists under the law of the State of Delaware, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants.  However, this sole and exclusive forum provision will not apply in those instances where there is exclusive federal jurisdiction, including but not limited to certain actions arising under the Securities Act or the Exchange Act. Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.”

* * *

The Amendment reflects the estimated offering size and price range for the shares of common stock to be offered in the Company’s initial public offering. The Company and the underwriters intend to circulate the preliminary prospectus included in the Amendment beginning on Tuesday, April 27, 2021, and expect to price the offering during the week of May 3, 2021. The Company respectfully requests the staff to convey any additional comments they may have on the Registration Statement by Friday, April 30, 2021.

Kindly address any comments or questions that you may have concerning this letter or the enclosed materials to Daniel Schneeberger, M.D., the Chief Executive Officer of the Company (tel.: (857) 500-2017) or me (tel.: (212) 451-2234).

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc:	Margaret Schwartz, Esq.
Dr. Daniel Schneeberger
Mr. David Lachtman
Ben A. Stacke, Esq.